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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Grand Canyon Education, Inc.

(Name of Issuer)
Common Stock, $0.01 per value

(Title of Class of Securities)
38526M 106

(CUSIP Number)
Christopher C. Richardson
3300 West Camelback Road
Phoenix, Arizona 85017
602-639-7500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 25, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. Brent D. Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		19,516,243 (See Item 4)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,503,172 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,516,243 (See Item 4 and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 45,415,838 shares of Grand Canyon Education, Inc. common stock outstanding as of December 4, 2008.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. Christopher C. Richardson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		19,516,243 (See Item 4)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,504,036 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,516,243 (See Item 4 and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Based on 45,415,838 shares of Grand Canyon Education, Inc. common stock outstanding as of December 4, 2008.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. Rich Crow Enterprises, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		10,047,485 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,047,485 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,047,485 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based on 45,415,838 shares of Grand Canyon Education, Inc. common stock outstanding as of December 4, 2008.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. Masters Online, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		864,793 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

864,793 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

864,793 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based on 45,415,838 shares of Grand Canyon Education, Inc. common stock outstanding as of December 4, 2008.

Item 1. Security and Issuer.
     This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Shares”) of Grand Canyon Education, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3300 West Camelback Road, Phoenix, Arizona 85017.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Brent D. Richardson, Christopher C. Richardson, Rich Crow Enterprises, LLC (“Rich Crow”), and Masters Online, LLC (“Masters Online” and collectively, the “Reporting Persons”).
     Brent D. Richardson, who is the Executive Chairman of the Issuer, and Christopher C. Richardson, who is the General Counsel of the Issuer, are both directors of the Issuer. Brent D. Richardson and Christopher C. Richardson are also U.S. citizens and their principal business address is 3300 West Camelback Road, Phoenix, Arizona 85017.
     Brent D. Richardson and Christopher C. Richardson, among others, are members of Rich Crow and Masters Online, the principal business address for both of which is 7227 N. 16th Street, #190, Phoenix, Arizona 85020. Rich Crow and Masters Online are Arizona limited liability companies and are member managed.
     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or it was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     See Item 4 below.
Item 4. Purpose of Transaction.
     In connection with the initial public offering of the Issuer’s Shares (the “Offering”), certain of the Issuer’s stockholders entered into a proxy and voting agreement (the “Proxy”) that became effective on November 25, 2008, the closing of the Offering, pursuant to which such persons granted to Brent D. Richardson, the Issuer’s Executive Chairman and a director, and Christopher C. Richardson, the Issuer’s General Counsel and director, a five-year irrevocable proxy to exercise voting authority with respect to all Shares held by such persons, excluding certain shares owned by one stockholder. The Reporting Persons disclaim status as a “group” for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, except and to the extent of the Proxy.
     Brent D. Richardson and Christopher C. Richardson intend to continue to participate in the management and operations of the Issuer. Except as is consistent with their respective positions with the Issuer, neither Brent D. Richardson nor Christopher C. Richardson have any plans or proposals that would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Brent D. Richardson is the beneficial owner of a 32% interest in Rich Crow and the beneficial owner of a 33.3% interest in Masters Online. Christopher C. Richardson is the beneficial owner of a 32% interest in Rich Crow and the beneficial owner of a 33.4% interest in Masters Online. Excluding Shares that may be beneficially owned by Brent D. Richardson and Christopher C. Richardson as a result of the Proxy, beneficial ownership for Brent D. Richardson and Christopher C. Richardson represents Shares attributable to, and beneficially owned by, each in their respective capacities as members of Rich Crow and Masters Online.

     (a, b) Brent D. Richardson. As a result of and subject to the terms of the Proxy, as of the date hereof, Brent D. Richardson may be deemed to be the beneficial owner of 19,516,243 Shares, constituting approximately 43.0% of the Shares outstanding of the Issuer, based upon 45,415,838 Shares outstanding as of December 4, 2008. Beneficial ownership for Brent D. Richardson consists of:
(i)	10,047,485 Shares held by Rich Crow, of which Brent D. Richardson has a 32% interest;

(ii)	864,793 Shares held by Masters Online, of which Brent D. Richardson has a 33.3% interest;

(iii)	2,971,144 Shares held by Significant Ventures, LLC;

(iv)	198,456 Shares held by 220 GCU, L.P.;

(v)	1,391,742 Shares held by 220 Education, L.P.;

(vi)	1,113,411 Shares held by 220 SigEd, L.P.;

(vii)	2,597,938 Shares held by SV One, L.P.;

(viii)	278,350 Shares held by the Carey Family Trust; and

(ix)	52,924 Shares held by Lavaca SigEd, L.P.
     Brent D. Richardson disclaims beneficial ownership of the Shares held by Significant Ventures, LLC, 220 GCU, L.P., 220 Education, L.P., 220 SigEd, L.P., SV One, L.P., the Carey Family Trust, and Lavaca SigEd, L.P., except to the extent of his voting interest in such Shares as a result of the Proxy. Brent D. Richardson also disclaims beneficial ownership of 6,832,290 Shares held by Rich Crow that are beneficially owned by other members of Rich Crow and 576,817 Shares held by Masters Online that are beneficially owned by other members of Masters Online.
     Brent D. Richardson has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,516,243 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,503,172 Shares.
     (a, b) Christopher C. Richardson. As a result of and subject to the terms of the Proxy, as of the date hereof, Christopher C. Richardson may be deemed to be the beneficial owner of 19,516,243 Shares, constituting approximately 43.0% of the Shares outstanding of the Issuer, based upon 45,415,838 Shares outstanding as of December 4, 2008. Beneficial ownership for Christopher C. Richardson consists of:
(i)	10,047,485 Shares held by Rich Crow, of which Christopher C. Richardson has a 32% interest;

(ii)	864,793 Shares held by Masters Online, of which Christopher C. Richardson has a 33.4% interest;

(iii)	2,971,144 Shares held by Significant Ventures, LLC;

(iv)	198,456 Shares held by 220 GCU, L.P.;

(v)	1,391,742 Shares held by 220 Education, L.P.;

(vi)	1,113,411 Shares held by 220 SigEd, L.P.;

(vii)	2,597,938 Shares held by SV One, L.P.;

(viii)	278,350 Shares held by the Carey Family Trust; and

(ix)	52,924 Shares held by Lavaca SigEd, L.P.
     Christopher C. Richardson disclaims beneficial ownership of the Shares held by Significant Ventures, LLC, 220 GCU, L.P., 220 Education, L.P., 220 SigEd, L.P., SV One, L.P., the Carey Family Trust, and Lavaca SigEd, L.P., except to the extent of his voting interest in such Shares as a result of the Proxy. Christopher C. Richardson also disclaims beneficial ownership of 6,832,290 Shares held by Rich Crow that are beneficially owned by other members of Rich Crow and 575,952 Shares held by Masters Online that are beneficially owned by other members of Masters Online.
     Christopher C. Richardson has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 19,516,243 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,504,036 Shares.

     (a, b) Rich Crow. As of the date hereof, Rich Crow may be deemed to be the beneficial owner of 10,047,485 Shares, constituting approximately 22.1% of the Shares outstanding of the Issuer, based upon 45,415,838 Shares outstanding as of December 4, 2008.
     Rich Crow has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,047,485 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,047,485 Shares.
     (a, b) Masters Online. As of the date hereof, Masters Online may be deemed to be the beneficial owner of 864,793 Shares, constituting approximately 1.9% of the Shares outstanding of the Issuer, based upon 45,415,838 Shares outstanding as of December 4, 2008.
     Masters Online has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 864,793 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 864,793 Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     On September 17, 2008, Rich Crow and Masters Online entered into an amended investor rights agreement (the “Investor Rights Agreement”) with the Issuer, Endeavour Capital Fund IV, L.P., Endeavour Associates Fund IV, L.P., and Endeavour Capital Parallel Fund, IV, L.P. (collectively, the “Endeavour Funds”), and certain other stockholders of the Issuer. Pursuant to the Investor Rights Agreement, the Issuer agreed, under certain circumstances, to register Shares held by each of the parties to the agreement under the Securities Act of 1933, as amended. The registration rights provisions of the Investor Rights Agreement grant to the Endeavour Funds the right, beginning 90 days following the completion of the Offering, to cause the Issuer, at its expense, to use its reasonable commercial efforts to register Shares held by the Endeavour Funds for public resale, subject to certain limitations. The exercise of this right is limited to two requests. In the event that the Issuer registers any of its Shares following completion of the Offering, the Endeavour Funds and the other holders are entitled to “piggyback” registration rights in which they may require the Issuer to include their Shares in future registration statements that the Issuer may file, either for its own account or for the account of other security holders exercising registration rights. In addition, after the Issuer has completed the Offering, these entities have the right to request that their Shares be registered on a Registration Statement on Form S-3 so long as the anticipated aggregate sales price of such Shares as of the date of filing of the Registration Statement on Form S-3 is at least $1 million. These registration rights are subject to various conditions and limitations, including the right of the underwriters of an offering to limit the number of registrable securities that may be included in the offering. The Issuer is generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions and transfer taxes, if any. Registration of any securities pursuant to these registration rights will result in shares becoming freely tradable without restriction under the Securities Act of 1933, as amended, immediately upon effectiveness of such registration.
Item 7. Material to be Filed as Exhibits.
Exhibit 1. Joint Filing Agreement.
Exhibit 2. Voting Agreement.
Exhibit 3. Investor Rights Agreement.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     December 5, 2008

By: Name:	/s/ Brent D. Richardson Brent D. Richardson

By: Name:	/s/ Christopher C. Richardson Christopher C. Richardson

RICH CROW ENTERPRISES, LLC

By: Name:	/s/ Brent D. Richardson Brent D. Richardson
Title:	Member

MASTERS ONLINE, LLC

By: Name:	/s/ Brent D. Richardson Brent D. Richardson
Title:	Member